                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

         For the fiscal year ended December 31, 2002,

                                       or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the transition period from            to
                                        ----------    ----------.


                             COMMISSION FILE NUMBER
                                     1-9645



             CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
                            (Full title of the plan)



                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               200 EAST BASSE ROAD
                            SAN ANTONIO, TEXAS 78209
                            TELEPHONE (210) 822-2828
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

             CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
                               INDEX TO FORM 11-K



REQUIRED INFORMATION


Independent Auditor's Report.....................................................................................3


Financial Statements:

Statements of Net Assets Available for Plan Benefits
  as of December 31, 2002 and 2001...............................................................................4

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 2002...........................................................................5

Notes to Financial Statements....................................................................................6


Supplemental Schedules:

Schedule of Assets Held for Investment Purposes at End of Year..................................................11

Schedule of Non-exempt Transactions.............................................................................12




                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

             CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

             Date:  June 27, 2003


             By:              /s/ Randall T. Mays
                 --------------------------------------------------------------
                 Name:     Randall T. Mays
                       --------------------------------------------------------
                 Title:    Executive Vice President/Chief Financial Officer
                        -------------------------------------------------------

INDEPENDENT AUDITOR'S REPORT

To the Clear Channel Communications, Inc. 401(k) Savings Plan
San Antonio, Texas

We have audited the financial statements of the Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2002 and 2001, and for the year ended December 31, 2002, as listed in the accompanying contents page. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2002, was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2002, and non-exempt transactions for the year ended December 31, 2002, are presented for the purpose of additional analysis and are not a part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2002, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ THE HANKE GROUP, P.C.
San Antonio, Texas

May 30, 2003

CLEAR CHANNEL COMMUNICATIONS, INC. 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31,  2002 AND 2001
--------------------------------------------------------------------------------

ASSETS                                                 2002             2001
                                                   ------------     ------------
INVESTMENTS:
Plan interest in Clear Channel Communications,
  Inc. - Master Trust                              $316,991,443     $222,617,523

RECEIVABLES:
Employer's contribution                                 269,307          263,234
Participants' contributions                           1,203,156        1,112,971
                                                   ------------     ------------

Total receivables                                     1,472,463        1,376,205
                                                   ------------     ------------

TOTAL ASSETS                                        318,463,906      223,993,728

LIABILITIES

Administrative fees payable                              49,622          101,209
                                                   ------------     ------------

TOTAL LIABILITIES                                        49,622          101,209
                                                   ------------     ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS             $318,414,284     $223,892,519
                                                   ============     ============


--------------------------------------------------------------------------------
See notes to financial statements.                                       Page 4

CLEAR CHANNEL COMMUNICATIONS, INC. 401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net depreciation in fair value of investments                     $ (60,911,979)
Dividends and interest                                                4,750,878
                                                                  -------------

Total investment loss                                               (56,161,101)

Contributions:
Employer                                                             10,554,648
Participants                                                         46,262,931
Rollovers                                                             2,287,058
                                                                  -------------

Total contributions                                                  59,104,637
                                                                  -------------

TOTAL ADDITIONS                                                       2,943,536

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                                        24,154,014
Administrative expenses                                                 224,617
                                                                  -------------

TOTAL DEDUCTIONS                                                     24,378,631
                                                                  -------------

Net decrease before transfer of plan assets                         (21,435,095)
Transfer of plan assets                                             115,956,860
                                                                  -------------

Net increase                                                         94,521,765

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

Beginning of year                                                   223,892,519
                                                                  -------------

End of year                                                       $ 318,414,284
                                                                  =============


--------------------------------------------------------------------------------
See notes to financial statements.                                       Page 5

CLEAR CHANNEL COMMUNICATIONS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

 1.      DESCRIPTION OF PLAN

The following description of the Clear Channel Communications, Inc. (the Company and Plan Sponsor) 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL -- The Plan is a defined contribution plan generally covering all eligible employees of the Company who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

CONTRIBUTIONS -- Employer contributions to the Plan consist of matching contributions and elective contributions made annually at the discretion of the Plan Sponsor's Board of Directors. The employer contribution was $10,554,648 for the year ended December 31, 2002.

Participants may elect to defer a portion of their compensation by an amount that does not exceed the maximum allowed under IRS rules and regulations. Participants are always 100% vested in their voluntary contributions.

Each year, participants may contribute up to 25 percent of pretax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers one sponsored Company stock and twelve registered investment funds.

PARTICIPANT ACCOUNTS -- Each participant's account is credited with allocations of the Plan Sponsor's contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FORFEITURES -- Participant forfeitures of non-vested contributions are used to reduce employer contributions to the Plan. For the year ending December 31, 2002, approximately $674,000 of forfeitures was used to reduce employer contributions.

VESTING -- Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's contributions is based on years of continuous service. A participant is 100% vested after seven years of credited service (or upon the death or disability of the participant) for contributions made prior to January 1, 2002. A participant is 100% vested after five years of credited service (or upon the death or disability of the participant) for contributions made after January 1, 2002.

PARTICIPANT LOANS -- Participants may borrow $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear a fixed interest rate determined by the Plan Sponsor.

PAYMENT OF BENEFITS -- On termination of service, the Plan provides that benefits less than $5,000 will be paid by lump sum distribution or rollover. For benefits over $5,000, benefits may be paid by lump sum distribution, remain in the Plan until the earlier of age 65 or death of the participant, or rolled over into another qualified plan.

Hardship withdrawals are available to Plan participants upon approval.


--------------------------------------------------------------------------------
                                                                          Page 6

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

 2.      SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING -- The financial statements of the Plan are prepared using the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION -- The Plan's investments are stated at fair value. The Plan's investments in the common stock of the Company are reported at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at December 31. Participant loans are valued at cost, which approximates fair value.

PAYMENTS OF BENEFITS -- Benefits are recorded when paid.

USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

 3.      PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. - MASTER TRUST

Effective July 1, 1999, the Plan transferred all investments to the Clear Channel Communications, Inc. - Master Trust (Master Trust) which is held by Fidelity Management Trust Company (Trustee). The Master Trust was established for the investment of assets of the Plan and three other Clear Channel Communications, Inc., sponsored retirement plans. These investments in the Master Trust consist primarily of registered investment companies and sponsored Company stock.

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The Master Trust's assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets assigned to each plan) the income and expenses resulting from the collective investment of the assets.

The proportionate interest of the Plan in the Master Trust at December 31, 2002 and 2001, was approximately 90.6% and 91.4%, respectively.

 4.      PLAN MERGERS

Effective January 1, 2002, all of the remaining net assets of AMFM Inc. 401(k) merged into the Clear Channel Communications, Inc. 401(k) Savings Plan. Effective April 30, 2002, all of the net assets of Clear Channel Outdoor, Inc. 401(k) Plan merged into the Clear Channel Communications, Inc. 401(k) Savings Plan. Effective July 1, 2002, all of the net assets of Spectacolor Media, LLC 401(k) Plan were merged into Clear Channel Communications, Inc. 401(k) Savings Plan. Effective December 30, 2002, all of the net assets of Universal Outdoor, Inc. Salary Reduction Profit Sharing Plan and Evergreen Media Corporation 401(k) Plan were merged into the Clear Channel Communications, Inc. 401(k) Savings Plan. The net assets transferred were recorded by the Clear Channel Communications, Inc. 401(k) Savings Plan at their fair market value at the date of merger. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from the effective date of respective plan mergers through December 31, 2002. A summary of the transferred net assets follows:


--------------------------------------------------------------------------------
                                                                          Page 7

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

 4.      PLAN MERGERS (CONTINUED)

         Investments at fair value:

AMFM Inc. 401(k) Savings Plan                                       $ 85,066,573
Clear Channel Outdoor, Inc. 401(k) Plan                               10,722,760
Universal Outdoor, Inc. Salary Reduction
  Profit Sharing Plan                                                 11,650,012
Evergreen Media Corporation 401(k) Plan                                8,320,374
Spectacolor Media, LLC 401 (k) Plan                                      197,141
                                                                    ------------
                                                                    $115,956,860
                                                                    ============

 5.      INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001:

                                                         2002            2001
Clear Channel Communications, Inc. (unitized*)       $65,754,022     $84,586,087
Fidelity Puritan Fund                                 36,394,878      23,540,602
Spartan US Equity Index Fund                                  --      17,618,051
Fidelity US Equity Index Commingled Pool              25,985,601              --
Fidelity Equity Income Fund                           18,988,698      15,862,922
Fidelity Dividend Growth Fund                         33,827,334      19,615,747
Fidelity Retirement Money Market Fund                 31,652,551              --
MSIFT Mid-Cap Growth Advisor Fund                     24,375,051      12,409,555
PIMCO Total Return Fund - Institutional Class         21,247,097              --
Fidelity Low Priced Stock Fund                        26,549,917              --
Fidelity Diversified International Fund               16,084,717              --

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Clear Channel Communications, Inc., stock (unitized*)              $(21,546,197)
Registered investment funds                                         (39,365,782)
                                                                   ------------
                                                                   $(60,911,979)
                                                                   ============

         *A non-registered fund comprised of the underlying Company stock and a short-term cash component.

 6.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

 The following is a reconciliation of net assets available for Plan benefits per the financial statements at December 31, 2002 and 2001, to Forms 5500:

                                                       2002            2001
Net assets available for plan benefits per
  the accompanying financial statements            $318,414,284     $223,892,519
Transfer of assets from the AMFM Inc.
  401(k) Savings Plan*                                       --       85,066,573
                                                   ------------     ------------
                                                   $318,414,284     $308,959,092
                                                   ============     ============

 *The transfer of net assets from the AMFM Inc. 401(k) Savings Plan was recorded on Form 5500 as of December 31, 2001, for a transfer that occurred on January 1, 2002.


--------------------------------------------------------------------------------
                                                                          Page 8

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

 7.      RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan Sponsor paid approximately $310,000 in professional fees related to the Plan for the year ended December 31, 2002.

 8.      PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the employer's contributions.

 9.      TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated April 11, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

10.      SUBSEQUENT EVENTS

Effective January 1, 2003, the participants of the Ackerley Group, Inc. Savings and Retirement Plan began participating in the Plan. On January 16, 2003, all of the plan assets of Ackerley Group, Inc. Savings and Retirement Plan were transferred into the Plan.

Effective January 1, 2003, the Clear Channel Communications, Inc. 401(k) Savings Plan was amended and restated to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001, among other matters.

Effective January 1, 2003, the Company began matching 50% of the employees' contributions up to 5% of pay.

Effective January 1, 2003, the Fidelity Freedom Funds were added as investment options. The Fidelity Puritan Fund was frozen to any new contributions or incoming transfers effective January 1, 2003. Any contribution elections to the Fidelity Puritan Fund as of December 31, 2002, were mapped to the Fidelity Freedom 2010 Fund. The default fund was changed to the Fidelity Freedom 2010 Fund effective January 1, 2003.

Effective May 1, 2003, Fidelity Small Cap Stock Mutual Fund was added as an investment option.


--------------------------------------------------------------------------------
                                                                          Page 9

                             SUPPLEMENTAL SCHEDULES

CLEAR CHANNEL COMMUNICATIONS, INC. 401(K) SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER:  74-1787539
PLAN NUMBER:  001
DECEMBER 31, 2002
--------------------------------------------------------------------------------

Schedule H, Line 4(I): Schedule of Assets Held for Investment Purposes at End of Year

                                                      DESCRIPTION OF INVESTMENT
          IDENTITY OF ISSUER,                         INCLUDING MATURITY DATE,
          BORROWER, LESSOR OR                             RATE OF INTEREST,                          CURRENT
             SIMILAR PARTY                        COLLATERAL, PAR OR MATURITY VALUE                   VALUE
----------------------------------------    ----------------------------------------------    ----------------------

      PIMCO                                    Total Return Fund - Institutional Class           $    21,247,097

      Janus                                                  Twenty Fund                               8,011,997

      MSIFT                                          Mid-cap Growth Advisor Fund                      24,375,051

      Lord Abbett                                      Midcap Value - Class A                            467,080

 *    Clear Channel
       Communications, Inc.                            Common Stock (unitized)                        65,754,022

 *    Fidelity Management
       Trust Company                                        Puritan Fund                              36,394,878

 *    Fidelity Management
       Trust Company                                     Equity Income Fund                           18,988,698

 *    Fidelity Management
       Trust Company                                    Low Priced Stock Fund                         26,549,917

 *    Fidelity Management
       Trust Company                               Diversified International Fund                     16,084,717

 *    Fidelity Management
       Trust Company                                    Dividend Growth Fund                          33,827,334

 *    Fidelity Management
       Trust Company                                        Freedom 2010                                 479,377

 *    Fidelity Management
       Trust Company                                Retirement Money Market Fund                      31,652,551

 *    Fidelity Management                         U.S. Equity Index Commingled Pool                   25,985,601
       Trust Company

      Loans to Participants                        Various due dates with interest
                                                       rates of prime plus 1%                          7,173,123
                                                                                                 ---------------

                                                                                                  $  316,991,443
                                                                                                 ===============

 *    denotes party-in-interest

--------------------------------------------------------------------------------
See accompanying independent auditor's report.                          Page 11

CLEAR CHANNEL COMMUNICATIONS, INC. 401(K) SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER:  74-1787539
PLAN NUMBER:  001
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

Schedule G, Part III - Schedule of Non-exempt Transactions

                                         (c)
                                     Description
                                      of trans-
                                       actions
                                      including
                                      maturity
                         (b)           date,
                     Relationship      rate of                                           (g)
                       to plan,       interest,                                       Expenses                               (j)
                       employer      collateral,                                     incurred in                (i)       Net gain
       (a)             or other        par or          (d)         (e)      (f)      connection      (h)      Current     or (loss)
   Identity of         party-in       maturity       Purchase    Selling    Lease       with       Cost of   value of      on each
 party involved        interest         value          price      price    rental    transaction    asset      asset     transaction
 --------------      ------------    -----------     --------    -------   ------    -----------   --------  --------    -----------

* Clear Channel          Plan        Failure to
Communications, Inc.    Sponsor        timely
                                      segregate
                                       salary
                                      deferral
                                    contributions
                                      and loan
                                     repayments**           -          -        -              -   $169,966         -              -


*  denotes party-in-interest

** Form 5330 has been filed, excise tax paid, and correction made under EPCRS and in accordance with VFCP.


--------------------------------------------------------------------------------
See accompanying independent auditor's report.                          Page 12

                                  EXHIBIT INDEX

23.1     Consent of The Hanke Group, P.C.
99.1     Certification of Chief Executive Officer
99.2     Certification of Chief Financial Officer